February 19, 2025

Martin Babler
Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, CA 94080

       Re: Alumis Inc.
           Draft Registration Statement on Form S-4
           Submitted February 14, 2025
           CIK No. 0001847367
Dear Martin Babler:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Dave Peinsipp